

SECURITIES AND EXCHANGE COMMISSION

13031843

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SEC Mail Processing Section

MAY 24 2013

Washington DC 404

SEC FILE NUMBER
8-47198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 AND ENDING 03/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West 55th Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Guaneri (212) 231-6458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 24 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Guaneri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Capital (USA) Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


AMANDA REED MICHAEL
Notary Public - State of New York
NO. 02MI6268120
Qualified in Kings County
My Commission Expires 8/27/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Capital (USA) Inc.

Statement of Financial Condition
March 31, 2013


pwc

Macquarie Capital (USA) Inc.

Statement of Financial Condition

March 31, 2013

Macquarie Capital (USA) Inc.
Index
March 31, 2013

Page(s)



Independent Auditor's Report

To the Board of Directors and Stockholder
of Macquarie Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Macquarie Capital (USA) Inc. as of March 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital (USA) Inc. at March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 23, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Macquarie Capital (USA) Inc.
Statement of Financial Condition
March 31, 2013

Assets	
Cash	$ 16,310,407
Cash segregated under federal regulations	6,500,000
Receivable from broker-dealers and clearing organizations	38,692,999
Receivable from customers	7,210,656
Receivable from non-customer	83,750
Securities owned, at fair value	224,211,512
Securities borrowed	546,624,178
Securities received as collateral	51,671,031
Securities purchased under agreements to resell	22,495,423
Fees receivable	19,478,534
Receivable from affiliates	23,113,761
Goodwill	56,488,668
Intangible assets, net	2,381,014
Dividends and interest receivable	4,301,429
Other assets	12,233,499
Total assets	$ 1,031,796,861
Liabilities and Stockholder's Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 6,841,964
Payable to customers	9,521,911
Securities loaned	541,444,565
Obligation to return securities received as collateral	51,671,031
Securities sold under agreements to repurchase	24,955,607
Payable to parent and affiliates	41,177,966
Dividends and interest payable	4,142,570
Accrued expenses and other liabilities	18,703,403
Securities sold, not yet owned	879,521
Total liabilities	699,338,538
Commitments and contingencies (Note 12)	
Stockholder's equity	
Common stock, $0.01 par value; 1,000,000 shares authorized; 156,386 shares issued and outstanding	1,564
Additional paid-in capital	544,242,121
Accumulated deficit	(211,785,362)
Total stockholder's equity	332,458,323
Total liabilities and stockholder's equity	$ 1,031,796,861

The accompanying notes are an integral part of this financial statement.

1. Organization

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian, Asian and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of Institutional clients. The Company also has a securities borrowing and lending business focused primarily with and on behalf of Macquarie Bank Limited ("MBL"). It conducts a matched book business as well as borrowing to cover short sales by clients. Additionally, the Company provides arranging and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of un-invested cash balances used in the daily operations of the business that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk.

Securities Borrowing and Lending

The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads and to cover short sales. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or re-pledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase

The Company accounts for securities purchased under agreements to resell and securities sold under agreements to repurchase as short term, collateralized financing transactions. It is the Company's policy to obtain collateral with a fair value in excess of the securities loaned under these agreements and record each agreement at the contractual value. Contractual amounts of

these agreements approximate fair value given the short-term nature of agreements, sufficiency of collateral and the liquidity of the securities collateralizing each agreement.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value and are classified as level 1 under the hierarchy defined below. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Securities owned and securities sold, not yet owned are recorded on a trade date basis.

As of March 31, 2013, the Company did not hold any financial instruments that are classified within Level 3 of the fair value hierarchy.

Goodwill and Intangible Assets
Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment, at least annually, or more frequently if events and circumstances indicate that the intangible asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Intangible assets with estimable useful lives are to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Intangible assets resulting from the Tristone Capital Global Inc. ("Tristone") and Fox-Pitt Kelton Cochran Caronia Waller ("FPK") acquisitions are amortized over a period of five years for customer relationships, and a period of eleven years for trade name.

Long-lived assets, such as purchased intangibles subject to amortization, are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the assets to estimated undiscounted future cash flows expected to be generated by the use of the assets and their eventual disposition. If the carrying

amount of the assets exceeds the estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at fiscal year end rates of exchange.

Share Based Compensation
The Company participates in the share-based compensation plan of MGL. Under the MGL share-based compensation plan, the awards are issued by the Parent with the costs pushed down to the Company. The Company recognizes an equity reserve for the share-based awards granted to employees over the vesting period, based on the fair value measured as of the grant date.

Income Taxes
The Company is included in the consolidated federal and, where applicable, the combined state and local income tax returns filed by the Parent. Where the Parent does not file a consolidated state and local income tax return, the Company will file on a standalone basis. The amount of current taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company and its Parent's historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets, to the extent they are not offset by the valuation allowance, are presented within other assets on the statement of financial condition.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

New Accounting Pronouncements
In 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance for intangibles and goodwill. This update added a provision to allow an entity to do a qualitative assessment ("step zero") to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. It can then use this determination to decide if it is necessary to perform the two-step goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2011. This change did not have any impact on the Company's financial statement as management elected to bypass step zero.

In 2011, the FASB issued new disclosures guidance related to offsetting assets and liabilities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial condition as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In

addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. This requirement is effective for annual reporting periods beginning on or after January 1, 2013. This change is not expected to have a significant impact on the Company's financial statement.

3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2013, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 8,516,712	$ 6,306,690
Receivable from/payable to clearing organizations	30,176,287	535,274
	$ 38,692,999	$ 6,841,964

5. Receivable From and Payable to Customers and Non-customer

Receivable from and payable to customers includes balances with U.S. clients for transactions that were not settled prior to settlement date. In addition, the Company's affiliates affect transactions in securities with or for U.S. investors through the Company. To allow these affiliates exemption from the Securities Exchange Act of 1934 (the "Act"), the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates. Receivable from non-customer is due to a failed trade for MBL.

6. Fair Value of Financial Instruments

The following table summarizes financial instruments at fair value, within the fair value hierarchy levels.

	Assets			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities owned, at fair value				
Money market mutual funds	$ 218,718,136	$ -	$ -	$ 218,718,136
Equity securities	1,723,726	3,769,650	-	5,493,376
Securities received as collateral	51,671,031	-	-	51,671,031
Total	$ 272,112,893	$ 3,769,650	$ -	$ 275,882,543

	Liabilities			
	Level 1	**Level 2**	**Level 3**	**Total**
Obligation to return securities held as collateral	$ 51,671,031	$ -	$ -	$ 51,671,031
Securities sold, not yet owned	879,521	-	-	879,521
Total	$ 52,550,552	$ -	$ -	$ 52,550,552

7. Goodwill and Intangibles

As a result of the acquisitions of Tristone and FPK, the Company acquired goodwill and other identifiable intangibles. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is not amortized, but is subject to evaluation for impairment at least annually. Other intangibles are considered to have finite lives and are amortized over their estimated useful lives and may also be subject to impairment.

The following table sets forth the gross carrying amount of the firm's goodwill and identifiable intangible assets:

	Gross Carrying Amount
Goodwill	$ 79,470,800
Customer relationship	12,721,228
Trade name	1,037,098
Total	$ 93,229,126

8. Bonus Retention

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

9. Employee Benefit Plans

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. Beginning January 1, 2012, the Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $10,200 (based on the maximum IRS compensation limit of $255,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

10. Employee Share Compensation

Macquarie Group Employee Retained Equity Plan
The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases the equity grants are in the form of restricted share units ("RSU") comprising a beneficial interest in MGL shares held in trust for the staff member. The participant in the RSU is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. RSUs are the primary form of award under the MEREP. The deferred share unit ("DSU") is a right to receive either a share held in the trust or newly issued share for no cash payment, subject to vesting and forfeiture provisions. The DSU participant has no right or interest in any share until the DSU is exercised. Performance share units ("PSU") are structured like DSUs or RSUs with performance hurdles that must be met before the underlying share or cash equivalent will be delivered. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff, including staff promoted to a Director level. The shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange) and will be issued to the MEREP trustee at the closing price of MGL shares on the day before the awards are issued.

For retained profit share awards representing 2013 retention, the conversion price was the volume weighted average price from May 7, 2012 up to and including the date of the allocation, which was June 7, 2012. That price was calculated to be AUD 26.97 (USD $28.09) per share. Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD 26.76 (USD $27.88) per share. Vesting for retained deferred profit share awards is five years, transitional awards vest after seven years and retained profit share awards vest after three years.

The following is a summary of awards which have been granted pursuant to the MEREP:

Non-vested shares at beginning of year	1,851,899
Vested shares during the year	(114,654)
Shares granted during the year	1,025,117
Shares forfeited during the year	(302,447)
Non-vested shares transferred in	133,231
Non-vested shares at end of year	2,593,146

11. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2013 are comprised of the following:

Securities borrowed	$ 110,975,380
Receivable from broker-dealers and clearing organizations	8,516,712
Receivable from customers	815,269
Receivable from non-customer	83,750
Receivable from affiliates	23,113,761
Dividends and interest receivable	439,698

Liabilities and payables to the Parent and affiliated companies as of March 31, 2013 are comprised of the following:

Payable to broker-dealers and clearing organizations	$ 5,399,940
Payable to customers	982,474
Securities loaned	426,431,974
Payable to parent and affiliates	41,177,966

The Company conducts a matched-book securities borrowing and securities lending business for which MBL is generally one of the counterparties.

The securities borrowing and lending counterparties may enter into a separate agreement with Macquarie Financial Holdings Limited ("MFHL") under which MFHL guarantees all monetary obligations of the Company under the Company's securities loan agreement with external counterparties. Accordingly, MFHL guarantees the payment of security interests, collateral and any other balance due and not paid under the Company's agreement with the counterparties. MFHL is required to pay the guaranteed amounts to the counterparties within five business days of a written demand from the parties.

12. Commitments and Contingencies

The Company clears all of its Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian securities transactions through a Hong Kong affiliate, Macquarie Securities Limited. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing

brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2013, the Company did not record a liability with regard to this right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company has entered into a securities loan agreement with various third parties. Under the agreement, any of the parties may enter into transactions to lend securities to the other party against a transfer of collateral. Collateral can consist of cash, letters of credit, property, U.S. Treasury bills and notes as well as accounts in which property, securities or cash is deposited.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the statement of financial condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2013.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers. At March 31, 2013, the Company has no allowance for doubtful accounts with regard to these receivables.

13. Legal and Regulatory Matters

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. As at March 31, 2013, the Company has not identified any such matters which present loss contingencies which are both reasonably probable and estimable.

14. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the Act, or $250,000. At March 31, 2013, the Company had net capital of $204,086,940 which was $203,772,398 in excess of the requirement of $314,542.

15. Income Taxes

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of a combined group for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All current balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. Currently, the IRS is examining the U.S. federal consolidated group for tax years ended March 31, 2006 to March 31, 2010. New York State is examining the combined group for tax years ended March 31, 2006 to March 31, 2008, and New York City is examining the combined group for tax years ended March 31, 2006 to March 31, 2008.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. These result in a net deferred tax asset of $7,693,013, which is included within other assets on the statement of financial condition.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the federal tax consolidation rules. It outlines the allocation amongst the members of consolidated federal tax liabilities (where there is consolidated taxable income for an income year) or federal net operating losses (where there is a consolidated net operating loss for an income year).

Valuation Allowance

The Company reversed its valuation allowance against the beginning of the year's net deferred tax asset. Management has determined that it is more likely than not that the Company's net deferred tax assets as of March 31, 2013 will be realizable based on future projections of taxable income of the Parent's U.S. consolidated group. The Parent group entered into a three year cumulative book income position during the year. Also, the Parent's U.S. consolidated group has utilized all of their NOL carryforwards.

Accounting for Uncertainty in Income Taxes

The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities for the year ended March 31, 2013.

The Company believes there will be a material change in its unrecognized tax positions over the next twelve months. The U.S. consolidated group expects to settle their audit with the IRS in the next twelve months. As a result of this settlement, the Company expects to release the uncertain tax position liability of $1.3 million and the interest and penalty liability on the uncertain tax position of $0.8 million.

16. Subsequent Events

The Company has evaluated subsequent events through May 23, 2013 the date the financial statement was available to be issued. The Company did not have any significant subsequent events to report.


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